UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39547

Boqii Holding Limited

Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The annual general meeting of shareholders of Boqii Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), was held on May 6, 2026 at 8:00 p.m., Beijing Time (May 6, 2026 at 8:00 a.m., Eastern Time), at Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road, Pudong New District, Shanghai, China, 201204 (the “AGM”).

At the close of business on April 20, 2026, the record date for the determination of holders of the Class A ordinary shares, each of which is entitled to one (1) vote, Class B ordinary shares, each of which is entitled to twenty (20) votes, and Class C ordinary shares, each of which is entitled to one hundred (100) votes, of the Company entitled to vote at the AGM, there were outstanding and entitled to vote a total of 4,879,614 ordinary shares of par value of US$0.16 each that are issued and outstanding, comprising 4,298,128 Class A ordinary shares of par value of US$0.16 each, 81,486 Class B ordinary shares of par value of US$0.16 each, and 500,000 Class C ordinary shares of par value of US$0.16 each. At the AGM, shareholders entitled to cast an aggregate of 51,675,666 votes were represented in person or by proxy, exceeding a majority of the total voting power of the ordinary shares entitled to vote at the AGM and constituting a quorum.

At the AGM, the Company’s shareholders approved the following proposals:

1. Proposal 1 — Capital Reduction Proposal:  By special resolution, that conditional upon the registration by the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) with respect to the Capital Reduction (as defined below);

(i) the par value of each authorized and issued share in the capital of the Company be reduced from US$0.16 per share to US$0.0000001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.1599999 on each of the then issued shares of the Company (the “Capital Reduction”);

(ii) the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors (the “Board”) may deem fit and permitted under the Companies Act, the Fourteenth Amended and Restated Articles and Memorandum of Association (the “Existing Articles”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii) immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 1,600,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

(iv) immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$20,000,000 divided into 125,000,000 shares comprising (a) 93,750,000 Class A ordinary shares of par value of US$0.16 each; (b) 12,500,000 Class B ordinary shares of par value of US$0.16 each; (c) 1,000,000 Class C ordinary shares of par value of US$0.16 each; and (d) 17,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles.

TO: US$12.5 divided into 125,000,000 shares comprising (a) 93,750,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 12,500,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 1,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 17,750,000 shares of US$0.0000001 each of such class or classes as the Board may determine in accordance with the Existing Articles by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 4,879,614 ordinary shares of par value of US$0.0000001 each that are issued and outstanding, comprising 4,298,128 Class A ordinary shares of par value of US$0.0000001 each, 81,486 Class B ordinary shares of par value of US$0.0000001 each, and 500,000 Class C ordinary shares of par value of US$0.0000001 each, be approved.

2. Proposal 2 — Recapitalization Proposal:  By ordinary resolution, that immediately upon the approval and effectiveness of Capital Reduction Proposal above, the authorized share capital of the Company be increased from US$12.5 divided into 125,000,000 shares comprising (a) 93,750,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 12,500,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 1,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 17,750,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles to US$2,000 divided into 20,000,000,000 shares comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 1,000,000,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 1,000,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 3,000,000,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles by way of creation of authorized but unissued (a) 14,906,250,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 987,500,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 999,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 2,982,250,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles, be approved.

(iii) Proposal 3 — Articles Amendment Proposal: By special resolution, that immediately upon the approval and effectiveness of Capital Reduction Proposal and Recapitalization Proposal above, the Existing Articles be amended and restated by the deletion in their entirety and the substitution in their place of the Fifteenth Amended and Restated Memorandum and Articles of Association in the form as attached thereto as Annex A  to the proxy statement (the “New Articles”), be approved.

(iv) Proposal 4 — Share Consolidation Proposal: By ordinary resolution, that conditional upon the subsequent approval of the Board in its sole discretion within two (2) years after the date of this AGM, on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 200, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0000001 each (whether issued or unissued) be consolidated into one ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time, be approved.

Set forth below are the voting results for each of the proposals:

1.	Proposal 1: Capital Reduction

For	Against	Abstain
51,659,011	16,372	283

2.	Proposal 2: Recapitalization

For	Against	Abstain
51,633,582	40,831	1,253

3.	Proposal 3: Articles Amendment

For	Against	Abstain
51,636,553	36,830	2,283

4.	Proposal 4: Share Consolidation

For	Against	Abstain
51,656,003	17,307	2,356

On May 7, 2026, in connection with the Capital Reduction and Recapitalization, the Company filed its Fifteenth Amended and Restated Memorandum and Articles of Association with the Assistant Registrar of Companies of the Cayman Islands. A copy of the Fifteenth Amended and Restated Memorandum and Articles of Association is attached as Exhibit 3.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Fifteenth Amended and Restated Memorandum and Articles of Association.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

	By:	/s/ Yingzhi (Lisa) Tang
	Name:	Yingzhi (Lisa) Tang
	Title:	Co-Chief Executive Officer and Chief Financial Officer
Date: May 12, 2026

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